Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Ringo Ng CFO Ph: 011-852-8764-3622	Haris Tajyar Managing Partner Ph: 818-382-9702
ringong@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JANUARY 5, 2007
LJ INTERNATIONAL TO PRESENT AT COWEN &
COMPANY CONSUMER CONFERENCE ON JANUARY 10TH
HONG KONG and LOS ANGELES, January 5, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be featured at the upcoming Cowen and Company 5th Annual Consumer Conference in New York.
The conference will be held on January 9 and 10, 2007, at the Westin New York at Times Square. LJI is scheduled to present on Wednesday, January 10, from 2:00 p.m. to 2:25 p.m., followed by a breakout session from 2:30 to 2:55 p.m.
To listen to a live listen-only broadcast of the presentation, please visit http://www.ljintl.com/coweninvestorconference. For those unable to participate, an archived broadcast will be available shortly following the presentation.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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